1(212) 318-6052

christophertafone@paulhastings.com

May 13, 2015	92937.00003

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Mr. Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	TCW Alternative Funds

(the “Trust” or “Registrant”)

File No.: 333-203058 – Form N-14 Filing

Dear Messrs. Williamson and Long:

This letter responds to your comments communicated orally to the undersigned on May 12, 2015, in response to our correspondence submitted to you on May 6, 2015 (“Correspondence”), in connection with the Registration Statement on Form N-14 (the “Registration Statement”) of the Trust relating to the reorganization of the RiverPark/Gargoyle Hedged Value Fund (the “RiverPark Fund”), a series of the RiverPark Funds Trust, into the TCW/Gargoyle Hedged Value Fund (the “TCW Fund”), a series of the Trust, under the Securities Act of 1933, which was filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2015 (SEC Accession No. 0001193125-15-108898), and amended on May 7, 2015, by Pre-Effective Amendment No. 1 to the Registration Statement (SEC Accession No. 0001193125-15-175058).

For your convenience, the substance of your comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to your comments are reflected below. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

The Registrant expects to submit a request for acceleration of effectiveness of the Registration Statement for Friday, May 15, 2015, under separate cover.

Comments received from J. Williamson (disclosure)

Comment 1. In response to Comment 25 in our Correspondence, you have noted that the Registrant confirmed that the shareholder servicing fee of up to 0.25% for the Retail Class and the administrative servicing fee of up to 0.15% for each of the Retail Class and Institutional Class of the RiverPark Fund, respectively, will not continue after the Reorganization; however,

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May 13, 2015

as disclosed in the Registration Statement, the TCW Fund is “authorized to compensate each broker-dealer and other third-party intermediary up to such percentage as approved by the TCW Board of the assets serviced for the TCW Fund by that intermediary for shareholder services. You have asked us to confirm whether the TCW Board contemplates the payment by the TCW Fund of any such compensation to third parties for providing any shareholder services.

Response 1. Comment accepted. The TCW Board has authorized the TCW Fund to, and expects that the TCW Fund will, compensate broker-dealers and other third-party intermediaries in an amount between 0.06% and 0.16% of the TCW Fund’s average daily net assets, based on the TCW Fund’s asset levels, for the provision of shareholder services. Accordingly, we have revised the disclosure in the Registration Statement as follows:

“The Fund is authorized to compensate broker-dealers and other third-party intermediaries in an amount between 0.06% and 0.16% of the Fund’s average daily net assets, as approved by the Board based on the Fund’s asset levels, of the assets serviced for the Fund by that intermediary for shareholder services.”

Additionally, the Registrant has added this disclosure in a footnote to the Fee Table.

Comment 2. In response to Comment 36 in our Correspondence, you have noted that the Registrant added disclosure to state that “with respect to adjournment, the persons named as proxies will vote in accordance with their best judgment at the time.” You have asked us to revise this disclosure to state instead that “with respect to adjournment, the persons named as proxies will vote in accordance with the instructions received from each proxy card.”

Response 2. Comment accepted. The Registrant has amended the disclosure as requested.

Comment 3. In response to Comment 37 in our Correspondence, you have asked us to describe in more detail the compensation to be paid under the Fee Agreement. Additionally, you have asked us to explain supplementally why this arrangement does not raise any concerns under Section 17(e)(1) of the Investment Company Act of 1940 (the “1940 Act”). And lastly, you have asked us to discuss Section 15(f) of the 1940 Act as it applies to this Reorganization.

Response 3. Comment accepted. The Registrant has amended the disclosure in the Agreement and Plan of Reorganization as follows:

“Pursuant to the terms of the Fee Agreement, RiverPark agrees to use commercially reasonable efforts to support the approval and transfer of the assets and track record of the RiverPark Fund to the TCW Fund. In consideration of the various covenants and agreements of RiverPark set forth therein, TCW agrees to pay

May 13, 2015

RiverPark an amount based on the management fees earned on the TCW Fund (or any successor thereto) for the period beginning on the date of the merger of the RiverPark Fund and the TCW Fund (the “Merger Date”) as contemplated by this Agreement until the fifteenth (15th) anniversary of the Merger Date, as follows:

(a) 12% of the RP Net Fees (as defined below) on the first $250 million of net assets of the TCW/Gargoyle Fund (“AUM”);

(b) 8.75% of the RP Net Fees on the next $630 million of AUM; and

(c) 6% of the RP Net Fees on all AUM over $880 million.

The AUM tiers described above shall be determined monthly in arrears by the average daily net asset value of the TCW Fund for the preceding month. RiverPark’s share of the RP Net Fees shall be determined and paid monthly in arrears within 30 days after the end of each month. “RP Net Fees” shall equal the gross management fee less only the amount paid to platforms for distribution, recordkeeping and sub-transfer agency expenses that are not chargeable to the TCW Fund in accordance with TCW’s standard practice. Neither the RiverPark Fund nor the TCW Fund will incur any expenses in connection with this Fee Agreement.”

The Registrant believes that the Fee Agreement does not raise any concerns under Section 17(e)(1) of the 1940 Act. Section 17(e)(1) deals with transactions involving affiliated persons of a registered investment company, or any affiliated person of such person who . . . acts “as agent, to accept from any source any compensation (other than a regular salary or wages from such registered company) for the purchase or sale of any property to or for such registered company or any controlled company thereof, except in the course of such person’s business as an underwriter or broker.”

Section 17(e)(1) does not apply here because no affiliates are acting “as agent” on behalf of either the RiverPark Fund or the TCW Fund in connection with the Reorganization. The decision to approve the Reorganization is not being made by any affiliate; rather it is being made by the RiverPark Fund shareholders. Therefore, any changes to the “property” of the RiverPark Fund that might occur as a result of the Reorganization would result solely from the approval of the Reorganizaton by the RiverPark Fund shareholders, and not from the actions of any affiliate. Furthermore, the Fee Agreement was negotiated exclusively between RiverPark and TCW, and neither the RiverPark Fund nor the TCW Fund was involved.

May 13, 2015

The Registrant further notes that the TCW Fund has voluntarily agreed to comply with the terms of Section 15(f) of the 1940 Act which will afford the RiverPark shareholders with additional protections if they choose to approve the Reorganization. Section 15(f) of the 1940 Act allows for an investment adviser to sell or assign an investment advisory agreement with a registered investment company for profit if two conditions are met: first, for a period of three years following the transaction, at least 75% of the fund’s board of directors must not be interested persons of either the new adviser or the predecessor adviser; and second, that no “unfair burden” may be imposed on the fund as a result of the transaction. An “unfair burden” would include any arrangement during the two-year period following the transaction where the new adviser or the predecessor adviser are entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or behalf of such fund, other than bona fide ordinary compensation as principal underwriter for the fund; or (ii) from such fund or its shareholders for other than bona fide investment advisory or other services. Here, the Registrant notes that since RiverPark is receiving compensation from TCW under the Fee Agreement for its support of the Reorganization, such actions might be deemed to constitute a sale or assignment of the existing investment advisory agreement between RiverPark and the RiverPark Fund, and would therefore raise concerns under Section 15(f). Out of an abundance of caution and for the benefit of the RiverPark shareholders, the Registrant will avail itself of the safe harbor contained in Section 15(f) and voluntarily comply with the requirements discussed above. Additionally, the Registrant has added disclosure to the Registration Statement to this effect.

* * * * *

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 13, 2015

Sincerely,

/s/ Christopher J. Tafone

Christopher J. Tafone

for PAUL HASTINGS LLP

cc:	Patrick W. Dennis, Vice President and Assistant Secretary

David A. Hearth, Paul Hastings LLP